MEI Pharma, Inc.
9920 Pacific Heights Blvd., Suite 150
San Diego, CA 92121

September 3, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tim Buchmiller, Esq.

Re:	MEI Pharma, Inc. Registration Statement on Form S-3 Filed August 6, 2025 (amended August 26, 2025) File No. 333-289312

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MEI Pharma, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-289312), so that such registration statement may become effective at 4:30 p.m. (Washington, D.C. time) on September 5, 2025, or as soon as practicable thereafter.

MEI PHARMA, INC.

By:        /s/ Justin J. File
Name:   Justin J. File
Title:     Acting Chief Executive Officer